

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 18, 2015

Seth Grae
Chief Executive Officer and President
Lightbridge Corporation
1600 Tysons Boulevard, Suite 550
McLean, VA 22102

  Re: Lightbridge Corporation
    Form 10-K and 10-K/A for the fiscal year ended December 31, 2014
    Filed March 25, 2015, April 30, 2015, and November 23, 2015
    File No. 001-34487

Dear Mr. Grae:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kim McManus

        Kim McManus
        Senior Attorney
        Office of Real Estate and
        Commodities